Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

UNIVERSAL HEALTH SERVICES, INC.,

OLYMPUS ACQUISITION CORP.

and

PSYCHIATRIC SOLUTIONS, INC.

Dated as of May 16, 2010

Exhibit A	Form of Amended and Restated Certificate of Incorporation
Exhibit B	Form of Amended and Restated By-Laws

AGREEMENT AND PLAN OF MERGER, dated as of May 16, 2010 (this “Agreement”), among UNIVERSAL HEALTH SERVICES, INC., a Delaware corporation (“Parent”), OLYMPUS ACQUISITION CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and PSYCHIATRIC SOLUTIONS, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and declared its advisability and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company at the Company Stockholders’ Meeting;

WHEREAS, the Board of Directors of Merger Sub has (i) approved this Agreement and declared its advisability and (ii) resolved to recommend the adoption of this Agreement by the stockholder of Merger Sub;

WHEREAS, (i) the Board of Directors of Parent has approved this Agreement and (ii) immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement; and

WHEREAS, upon consummation of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (other than the Shares described in Section 2.01(b) and Dissenting Shares) will be converted into the right to receive $33.75 per share in cash, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01   The Merger.  Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02   Closing.  Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., New York time, on the second business day after the later to be satisfied of the condition set forth in Section 7.01(a) or Section 7.01(c) (subject to the satisfaction or waiver (where permissible) of the other conditions to Closing set forth in Article VII, other than those that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (where permissible) of such conditions at the Closing), at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, unless another time, date and/or place is agreed to in writing by Parent and the Company.

SECTION 1.03   Effective Time.  Immediately following the Closing, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL.  The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger.  The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

SECTION 1.04   Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.

SECTION 1.05   Certificate of Incorporation; By-Laws.  (a)  At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company, as amended, as in effect immediately prior to the Effective Time, shall be amended to read in its entirety as set forth in Exhibit A attached hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.

(b)   At the Effective Time, the By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in Exhibit B attached hereto and, as so amended and restated, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

SECTION 1.06   Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01   Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a)  Conversion of Company Common Stock.  Each share of Company Common Stock (all issued and outstanding shares of Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (except as set forth in Section 2.01(b) and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive $33.75 in cash, without interest (the “Merger Consideration”).  The Merger Consideration is payable in accordance with Section 2.02(b).

(b)  Cancellation of Treasury Stock and Parent-Owned Stock.  Each Share held in the treasury of the Company and each Share owned by Merger Sub or Parent immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)  Capital Stock of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

SECTION 2.02   Exchange of Certificates.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall (i) appoint a bank or trust company reasonably acceptable to the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II.  At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Exchange Fund”).  The Exchange Fund shall not be used for any other purpose.  The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available).  Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation.

(b)   Exchange Procedures.  Promptly after the Effective Time, Parent shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a):  (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent) and (ii) instructions for use in effecting the surrender of the certificates evidencing such Shares (the “Certificates”) or the non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration.  Upon (A) surrender of a Certificate to the Paying Agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or (B) receipt by the Paying Agent of an “agent’s message” in the case of Book-Entry Shares, and, in each case, such other documents as may be required pursuant to such instructions, the holder of such Shares shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered are registered if the Certificate or Book-Entry Shares representing such Shares shall be presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer or otherwise be in proper form for transfer, and the person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other Taxes required solely by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or Book-Entry Shares or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate or Book-Entry Share is entitled pursuant to this Article II.  No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

(c)   No Further Rights.  From and after the Effective Time, holders of Shares shall cease to have any rights as stockholders of the Company, except as provided herein or by Law.

(d)   Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Shares one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration.  Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(e)   No Liability.  None of the Paying Agent, Parent, Merger Sub or the Surviving Corporation shall be liable to any holder of Shares for any cash (including any dividends or distributions with respect to such Shares) delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f)   Withholding Rights.  Each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Stock Options such amounts as it is required to deduct and withhold with respect to such payment under all applicable federal, state or local Tax Laws and pay such withholding amount over to the appropriate taxing authority.  To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Options in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

(g)     Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and (ii) if required by the Surviving Corporation, the posting by such person of an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Corporation, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).

SECTION 2.03   Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares that were outstanding immediately prior to the Effective Time on the records of the Company.  From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law.  On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

SECTION 2.04   Company Stock Options and Restricted Stock.  (a)  Between the date of this Agreement and the Effective Time, the Company shall take all necessary action (which action shall be effective as of the Effective Time), to (i) terminate the Psychiatric Solutions, Inc. Equity Incentive Plan, the Psychiatric Solutions, Inc. Outside Directors’ Stock Incentive Plan and the 2010 Long-Term Equity Compensation Plan (collectively, the “Company Stock Plans”), (ii) provide that each outstanding option to purchase shares of Company Common Stock granted under the Company Stock Plans (each, a “Company Stock Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable as of the Effective Time, (iii) cancel, as of the Effective Time, each Company Stock Option that is outstanding and unexercised, as of the Effective Time (in each case, without the creation of additional liability to the Company or any Subsidiaries), subject, if applicable, to the payment pursuant to Section 2.04(b) and (iv) provide that each share of restricted Company Common Stock granted under the Company Stock Plans that is outstanding as of immediately prior to the Effective Time shall become fully vested and transferable and that all restrictions on such restricted Company Common Stock shall lapse as of the Effective Time and accordingly will be eligible to receive the per share Merger Consideration pursuant to Section 2.01(a).

(b)   Each holder of a Company Stock Option that is outstanding and unexercised as of immediately prior to the Effective Time and has an exercise price per Share that is less than the per share Merger Consideration shall (subject to the provisions of this Section 2.04) be paid by the Surviving Corporation promptly after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the product of (i) the difference between the per share Merger Consideration and the applicable exercise price of such Company Stock Option, and (ii) the aggregate number of Shares that remain issuable upon exercise of such Company Stock Option.  Any such payments shall be subject to all applicable federal, state and local Tax withholding requirements.  In the event that the exercise price per share of a Company Stock Option is greater than or equal to the per share Merger Consideration, such Company Stock Option shall be canceled without consideration and have no further force or effect.

(c)  Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the Transactions and any other dispositions of Company Common Stock or other equity securities of the Company (including derivative securities) in connection with this Agreement by each person who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, as amended.

SECTION 2.05   Dissenting Shares.  (a)  Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares that are outstanding immediately prior to the Effective Time and that are held by any stockholder who is entitled to demand and properly demands the appraisal for such Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into, or represent the right to receive, the Merger Consideration.  Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of Section 262; provided, however, that all Dissenting Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such Shares under Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender in the manner provided in Section 2.02 of any Certificate or the Book-Entry Shares that formerly evidenced such Shares.

(b)   The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (provided that, disclosure of any fact or item in any section of the Company Disclosure Schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section so long as the relevance of such disclosure to such other section is reasonably apparent on its face), or as disclosed in the SEC Reports (but excluding any disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature) filed prior to the date of this Agreement, and in each case subject to Section 3.09(a), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01   Organization and Qualification; Subsidiaries.  (a)  Each of the Company and each Subsidiary of the Company is a corporation, limited liability company, general partnership, or limited partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, validly existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and each Subsidiary of the Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The term “Company Material Adverse Effect” means (i) any event, circumstance, state of facts, change or effect that is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) any event, circumstance, state of facts, change or effect that would prevent or materially delay the consummation of the Merger or otherwise prevent the Company from performing its obligations under this Agreement; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect (except, in the case of clauses (A)(1), (A)(2) or
(A)(4) below, to the extent any of the matters referred to therein has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other for-profit and comparable or similar companies operating in the industries in which the Company and its Subsidiaries operate, after taking into account the size of the Company relative to such other for-profit companies):  (A) any event, circumstance, state of facts, change or effect resulting from or relating to (1) a change in general economic, political or financial market conditions, including interest or exchange rates, (2) a change generally affecting the industries in which the Company and its Subsidiaries operate (including seasonal fluctuations) or general economic conditions that generally affect the industries in which the Company and its Subsidiaries conduct their business, (3) any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in applicable Laws (or any interpretations thereof), (4) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, (5) any Action, investigation, review or examination undertaken by a Governmental Authority, or any sanction, fine, operating restriction or other similar penalty arising as a result thereof, with respect to any Company Health Care Business or Company Health Care Facility (a “Regulatory Condition”), that is currently pending or arises after the date of this Agreement, in each case to the extent such Regulatory Condition is consistent in nature, scope and impact on the Company and its Subsidiaries, taken as a whole, with Regulatory Conditions arising and fully resolved from time to time in the conduct of the business of the Company and its Subsidiaries on or before December 31, 2009, (6) any acts of terrorism or war or any weather related event, fire or natural disaster or any escalation thereof, (7) the announcement of the execution of this Agreement or the pendency or consummation of the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), including any Actions, challenges or investigations to the extent relating to this Agreement or the Transactions made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company), (8) the identity of Parent or any of its affiliates as the acquiror of the Company or any facts or circumstances concerning Parent or any of its affiliates, or (9) compliance with the terms of, the taking of any action required or the failure to take any action prohibited by, this Agreement or the taking of any action consented to or requested by Parent or (B) any failure, in and of itself, to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Company Common Stock (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether there is a Company Material Adverse Effect).

(b)  A true and complete list of all the Subsidiaries of the Company, together with the jurisdiction of organization of each such Subsidiary and the percentage of the outstanding capital stock or other equity interests of each such Subsidiary owned by the Company, each other Subsidiary of the Company and any other person, is set forth in Section 3.01(b) of the Company Disclosure Schedule.  None of the Company or any of its Subsidiaries directly or indirectly owns any material equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than the Subsidiaries of the Company).

SECTION 3.02  Certificate of Incorporation and By-Laws.  The Company has made available to Parent a complete and correct copy of the Certificate of Incorporation and the By-Laws (or similar organizational documents), each as amended to date, of the Company and each of its Subsidiaries.  Such Certificates of Incorporation and By-Laws or similar organizational documents are in full force and effect.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or By-Laws or similar organizational documents, except, in the case of any Subsidiary of the Company, for violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.03  Capitalization.  (a)  The authorized capital stock of the Company consists of (i) 125,000,000 shares of Company Common Stock and (ii) 1,186,530  shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).

(b)  As of May 6, 2010, (i) 57,169,871 shares of Company Common Stock (including 1,302,327 shares of restricted Company Common Stock granted under the Company Stock Plans) were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) no shares of Company Common Stock were held in the treasury of the Company, (iii) no shares of Company Common Stock were held by the Subsidiaries of the Company, (iv) 7,037,405 shares of Company Common Stock were reserved for future issuance in connection with the Company Stock Plans (including 6,509,150 shares reserved pursuant to outstanding Company Stock Options.  Since May 6, 2010, through the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Company Stock Options outstanding as of May 6, 2010, there has been no change in the number of shares of outstanding capital stock of the Company or the number of outstanding Company Stock Options.  As of the date of this Agreement, no shares of Company Preferred Stock are issued and outstanding.  Except as set forth in this Section 3.03, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries.  All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights.  There are no material outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or of any Subsidiary of the Company, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other person.  There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).  Except for any obligations pursuant to this Agreement, the Company Stock Plans, or as otherwise set forth above, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, the Company or any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of any Company Common Stock.  Section 3.03(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all outstanding indebtedness for borrowed money of the Company and its Subsidiaries (other than any such indebtedness owed to the Company or any of its Subsidiaries, letters of credit and any other indebtedness with an aggregate principal amount not in excess of $1.0 million individually).  None of the Company or any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any of its Subsidiaries.  Section 3.03(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of all outstanding Company Stock Options, and all shares of restricted Company Common Stock granted under the Company Stock Plans, and the number of unpurchased Shares subject to each such Company Stock Option and the grant date, exercise price, and expiration date of each such Company Stock Option.

(c)  Each outstanding share of capital stock, each limited liability company membership interest and each partnership interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or interest is owned by the Company or another Subsidiary of the Company free and clear of all options, rights of first refusal, agreements, limitations on the Company’s or any of its Subsidiaries’ voting, dividend or transfer rights, charges and other encumbrances or Liens of any nature whatsoever.

SECTION 3.04  Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, and, subject to the receipt of the Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the receipt of the Stockholder Approval with respect to the adoption of this Agreement and the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 3.05  No Conflict; Required Filings and Consents.  (a)  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws (or similar organizational documents) of the Company or any of its Subsidiaries, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained, that all filings and other actions described in Section 3.05(b) have been made or taken and the Stockholder Approval has been obtained, conflict with or violate any federal, state, local or foreign law, statute, ordinance or common law, or any rule, regulation, standard, judgment, order, writ, injunction or decree of any Governmental Authority, including Health Care Laws (collectively, “Law”), applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any such Subsidiary is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any such Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any such Subsidiary is a party or by which the Company or any such Subsidiary or any property or asset of the Company or any such Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or materially delay the consummation of the Transactions.

(b)  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (a ”Governmental Authority”), except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) relating to the adoption of this Agreement by the Company’s stockholders, (iii) any filings required under the rules and regulations of the NASDAQ Stock Market, (iv) the filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any Subsidiary is qualified to do business, (v) the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (vi) applicable requirements, if any, of Health Care Laws; (vii) applicable requirements, if any, of Medicare, Medicaid, or any other similar state or federal health care program (each, a “Government Program”) in which the Company or any of its Subsidiaries participates; and (viii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06  Permits; Compliance.  Each of the Company and each Subsidiary of the Company is in possession of all licenses, interim licenses, qualifications, exemptions, registrations, permits, approvals, accreditations, certificates of occupancy and other certificates, franchises and other authorizations of any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (i) any Law applicable to such entity or by which any property or asset of such entity is bound or affected, or (ii) any contract or Company Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound, except, with respect to clauses (i) and (ii), for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Without limiting the generality of the foregoing, (x) each Company Healthcare Facility is in compliance with the requirements of and conditions for participating in the Government Programs such facility participates in as of the date of this Agreement and (y) all claims for payment or cost reports filed or required to be filed by each Company Healthcare Facility under any Government Program or any private payor program have been prepared and filed in accordance with all applicable Laws, except, in the case of clauses (x) and (y), for any such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.07  SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)  The Company has filed all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since January 1, 2009 (collectively, the “SEC Reports”).  The SEC Reports (i) were prepared, in all material respects, in accordance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)  Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments).

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the management of the Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is in all material respects made known to the principal executive officer and the principal financial and accounting officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (y) any material fraud, within the knowledge of the Company, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d)  Neither the Company nor any Subsidiary of the Company has any material liability or obligation of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for material liabilities and obligations (i) reflected or reserved against on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at December 31, 2009 (including the notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, or subsequent SEC Reports, (ii) incurred in connection with the Transactions, or (iii) incurred in the ordinary course of business since December 31, 2009 that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.08  Information Supplied.  None of the information included or incorporated by reference in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

SECTION 3.09  Absence of Certain Changes or Events.  Since December 31, 2009, (a) there has not been any event, circumstance, state of facts, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (without any regard to the Company Disclosure Schedule or any disclosures in the SEC Reports), (b) except in connection with the Transactions, the Company and its Subsidiaries have conducted their businesses in the ordinary course of business and (c) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of the covenants set forth in Sections 5.01(d), (f), (j) or (l) (only with regard to the foregoing subsections of Sections 5.01).

SECTION 3.10  Absence of Litigation.  There is no litigation, suit, action or proceeding before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any Subsidiary of the Company nor any property or asset of the Company or any Subsidiary of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, any Governmental Authority, or any order, judgment, injunction or decree of any Governmental Authority that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.11  Employee Benefit Plans .  (a)  Section 3.11(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, retention or termination or other material benefit plans, programs, policies or arrangements, and all bonus, incentive, deferred compensation, equity or equity-based compensation, employment, termination, severance, change in control, retention or other material contracts or agreements to which the Company, any Subsidiary of the Company or Company Controlled Entity (as defined below) is a party, with respect to which the Company, any Subsidiary of the Company or any Company Controlled Entity has any obligation or which are maintained, contributed to or sponsored by the Company, any Subsidiary of the Company or any Company Controlled Entity for the benefit of any current or former employee, consultant, officer or director of the Company or any Subsidiary (collectively, the “Plans”).  For purposes hereof, “Company Controlled Entity” means any person or entity, other than the Company and its Subsidiaries, that, together with the Company, is treated as a single employer under Section 414 of the Code.  There are no other employee benefit plans, programs, arrangements or agreements, whether formal or informal, whether in writing or not, to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary.

(b)  With respect to each material Plan, the Company has made available to Parent complete and accurate copies, as applicable, of (A) such Plan, including any material amendment thereto, (B) each trust, insurance, annuity or other funding contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto and (D) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto.

(c)  Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the Internal Revenue Service of the United States (the “IRS”) that the Plan is so qualified, or an application for such a letter is currently being processed by the IRS, and, to the knowledge of the Company, no circumstance exists that could reasonably be expected to adversely affect the qualified status of any Plan.

(d)  Each Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except to the extent such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and no Plan provides retiree welfare benefits, and neither the Company nor any Subsidiary has any obligation to provide any retiree welfare benefits other than as required by Section 4980B of the Code.

(e)  With respect to any Plan, as of the date of this Agreement (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened in writing, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the knowledge of the Company, threatened in writing that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)  Neither the Company, any Subsidiary of the Company nor any Company Controlled Entity has sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (including any such plan maintained outside the United States).

(g)  None of the execution and delivery of this Agreement, the performance by any party of its obligations hereunder or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any employee to any material compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Plan or (C) result in any breach or violation of, or default under, or limit the Company’s right to amend, modify or terminate any Plan.

(h)  No amount or other entitlement that could be received as a result of the Transactions (alone or in conjunction with any other event) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Company will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No director, officer, employee or independent contractor of the Company or any of its Subsidiaries is entitled to receive any gross-up or additional payment by reason of the tax required by Sections 409A or 4999 of the Code being imposed on such person.

SECTION 3.12  Labor and Employment Matters.  Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees.  To the knowledge of the Company, as of the date of this Agreement, there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any of its Subsidiaries.  As of the date of this Agreement, there is no strike, work stoppage or lockout pending, or, to the knowledge of the Company, threatened in writing, by or with respect to any employees of the Company or any of its Subsidiaries.

SECTION 3.13  Real Property.  Section 3.13 of the Company Disclosure Schedule sets forth a list of all real property owned by each of the Company and its Subsidiaries (the “Owned Real Property”) and all leasehold interests in real property leased, subleased, licensed or with respect to which a right to use or occupy has been granted to the Company or its Subsidiaries for which annual rent exceeds $50,000 (the “Real Property Leases”).  Each of the Company or its Subsidiaries has sole and exclusive, good and clear, record and marketable title to all Owned Real Property, or, in the case of leased real property held under Real Property Leases, an enforceable leasehold interest in, or right to use, all such leased real property, subject only to Permitted Liens.

SECTION 3.14  Taxes.  (a)  The Company and its Subsidiaries have timely filed or caused to be filed or will timely file or cause to be timely filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them and all such material Tax Returns are complete and accurate in all material respects. The Company and its Subsidiaries have timely paid or will timely pay all amounts of Taxes shown as due and payable on such Tax Returns by the Company and its Subsidiaries except to the extent that such Taxes are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP.  All material amounts of Taxes required to have been withheld by or with respect to the Company and the Subsidiaries have been or will be timely withheld and remitted to the applicable taxing authority.

(b)  The Company has made available to Parent copies of all federal income Tax Returns filed, and any associated examination reports and statements of deficiencies assessed against or agreed to with respect to such Tax Returns, by the Company or any of its Subsidiaries for all taxable years beginning on or after January 1, 2006.    To the knowledge of the Company, the federal income Tax Returns of the Company and each of its Subsidiaries have been audited by the IRS or are closed by the applicable statute of limitations for all taxable years through December 31, 2005.  There are no pending or, to the knowledge of the Company, threatened in writing audits, examinations, investigations or other proceedings in respect of any material Tax of the Company or any of its Subsidiaries.  No deficiency for any material amount of Tax has been asserted or assessed by any taxing authority in writing against the Company or any of its Subsidiaries, which deficiency has not been satisfied by payment, settled or been withdrawn or contested in good faith.

(c)  Neither the Company nor any Subsidiary of the Company has waived any statute of limitations in respect of any material Tax or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(d)  To the knowledge of the Company, no claim is pending by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by such jurisdiction.

(e)  Neither the Company nor any Subsidiary of the Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period beginning after the Closing as a result of any (1) adjustment pursuant to Section 481 of the Code, the regulations thereunder or any similar provision under state or local Law, for a taxable period ending on or before the Closing, (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing, or (3) installment sale or open transaction disposition made on or prior to the Closing.

(f)  The Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during a three-year period ending on the date hereof that was purported or intended to qualify for tax-free treatment pursuant to Section 355(a) of the Code.

(g)  Neither the Company nor any Subsidiary of the Company (A) is a party to or is bound by any material tax sharing, indemnification or allocation agreement with persons other than wholly owned Subsidiaries of the Company or (B) has any liability for taxes of any person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purposes of which agreements do not relate to Taxes).

(h)  Neither the Company nor any Subsidiary of the Company has participated in any “listed transactions” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)  For purposes of this Agreement:

(i)  “Tax” or “Taxes” shall mean any and all federal, state, local and foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other similar taxes (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any governmental or Tax authority.

(ii)  “Tax Returns” means any and all returns, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes filed with any Tax authority (including any schedule or attachment thereto) with respect to the Company or its Subsidiaries, including any amendment thereof.

SECTION 3.15  Material Contracts.  The Company has filed with the SEC copies of all material contracts that were required to be filed with the SEC during the three-year period ending on the date hereof (such filed contracts being “Material Contracts”).  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) none of the Company or any of its Subsidiaries has received any written claim of material default under or cancellation of any Material Contract and none of the Company or any such Subsidiary is in material breach or material violation of, or material default under, any Material Contract and (b) to the Company’s knowledge, no other party is in material breach or material violation of, or material default under, any Material Contract.

SECTION 3.16  Insurance.  Section 3.16 of the Company Disclosure Schedule sets forth a complete and correct list of all material insurance policies owned or held by the Company and each of its Subsidiaries, true and complete copies of which have been made available to Parent.  With respect to each such insurance policy:  (i) each policy with respect to the Company and its Subsidiaries is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary of the Company is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under any such policy; and (iii) no notice of cancellation or termination has been received.

SECTION 3.17  Environmental Matters.  Except, in the case of clauses (a) through (e) below, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:  (a) the Company and each Subsidiary of the Company is and has been in compliance with all applicable Laws relating to the protection of human health and the environment or to occupational health and safety (“Environmental Laws”); (b) the Company and its Subsidiaries possess all permits and approvals issued pursuant to any Environmental Law that are required to conduct the business of the Company and its Subsidiaries as it is currently conducted, and are and have been in compliance with all such permits and approvals; (c) to the knowledge of the Company, no releases of (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or any analogous terminology under any applicable Environmental Law have occurred at, on, from or under any real property currently or formerly owned, operated or occupied by the Company or any of its Subsidiaries, for which releases the Company or any such Subsidiary may have incurred liability under any Environmental Law; (d) neither the Company nor any Subsidiary of the Company has received any written claim or notice from any Governmental Authority alleging that the Company or any such Subsidiary is or may be in violation of, or has any liability under, any Environmental Law, and (e) neither the Company nor any Subsidiary of the Company has entered into any agreement or is subject to any legal requirement that may require it to pay for, guarantee, defend or indemnify or hold harmless any person from or against any liabilities arising under Environmental Laws.

SECTION 3.18  Board Approval; Vote Required.  (a)  The Company Board, by resolutions duly adopted at a meeting duly called and held, has as of the date of this Agreement duly (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company’s stockholders, (ii) approved this Agreement and declared its advisability, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (collectively, the “Company Board Recommendation”).  The approval by the Company Board of this Agreement and the Merger represents all the action necessary to render inapplicable to this Agreement and the Merger the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement and the Merger, and, to the knowledge of the Company, no other state takeover statute applies to this Agreement or the Merger.

(b)  The only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement is the adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Stockholder Approval”).

SECTION 3.19  Opinion of Financial Advisor.  The Special Committee has received the opinion of Goldman Sachs & Co. to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of Shares is fair, from a financial point of view, to such holders.

SECTION 3.20  Brokers.  No broker, finder or investment banker (other than Goldman Sachs & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01  Corporate Organization.  Each of Parent and Merger Sub is a corporation, in each case, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, validly existing or in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.

SECTION 4.02  Certificate of Incorporation and By-Laws.  Parent has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and By-Laws of Merger Sub, each as amended to date.  Such Certificates of Incorporation and By-Laws are in full force and effect.  Parent is not in violation of any of the provisions of its Certificate of Incorporation or By-Laws except for any such violations which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent from performing its obligations under this Agreement, and Merger Sub is not in violation of any of the provisions of its Certificate of Incorporation or By-Laws.

SECTION 4.03  Authority Relative to This Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 4.04  No Conflict; Required Filings and Consents; Agreements.  (a)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of Parent or Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 4.04(b) have been obtained and that all filings and other actions described in Section 4.04(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.

(b)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) the filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (iii) the premerger notification and waiting period requirements of the HSR Act; (iv) applicable requirements, if any, of Health Care Laws;  (v) applicable requirements, if any, of any Government Program in which the Company or any of its Subsidiaries participates; and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement.

SECTION 4.05  Information Supplied.  None of the information supplied by Parent or Merger Sub for inclusion in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.06  Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened in writing, against Parent or any of its affiliates before any Governmental Authority that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder.  Neither Parent nor any of its affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, any Governmental Authority, or any order, judgment, injunction or decree of any Governmental Authority that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder.

SECTION 4.07  Operations of Merger Sub.  Merger Sub is a direct, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 4.08  Financing.  Parent has delivered to the Company true and complete copies of an executed commitment letter, including excerpts of those portions of each fee letter and engagement letter associated therewith that contain any conditions to funding or “flex” provisions or other substantive provisions (excluding only those provisions related solely to fees and economic terms agreed to by the parties) regarding the terms and conditions of the financing to be provided thereby (together, the “Commitment Letter”), pursuant to which JPMorgan Chase Bank, N.A. has committed to provide Parent and Merger Sub with financing in an aggregate amount of $4,150.0 million.  The Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent as of the date of this Agreement, the other parties thereto.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under the Commitment Letter.  Parent has fully paid any and all commitment fees or other fees required by the Commitment Letter to be paid as of the date hereof.  Parent shall have at the Closing and at the Effective Time immediately available funds in an amount sufficient to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith.  The financing contemplated by the Commitment Letter is subject to no contingency or conditions other than those set forth in the copies of the Commitment Letter delivered to the Company.  As of the date of this Agreement, Parent has no reason to believe that any of the conditions to the financing contemplated by the Commitment Letter will not be satisfied or that such financing will not be available to Merger Sub on the date of the Closing.  For the avoidance of doubt, it shall not be a condition to Closing for Parent to obtain any financing.

SECTION 4.09  Brokers.  The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01  Conduct of Business by the Company Pending the Merger.  The Company agrees that, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, the businesses of the Company and its Subsidiaries shall be conducted in the ordinary course of business and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries and to preserve substantially intact the current relationships of the Company and its Subsidiaries with any persons with which the Company or any such Subsidiary has material business relations.  Except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a)  amend or otherwise change its Amended and Restated Certificate of Incorporation, By-Laws or other similar organizational documents, or authorize or adopt (or publicly propose) a plan of complete or partial liquidation or dissolution of the Company;

(b)  (i) issue, grant, sell, dispose of, deliver, encumber (other than Permitted Liens), or authorize any such issuance, grant, sale, disposition, delivery or encumbrance of, any shares of any class of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any of its Subsidiaries (except for the issuance of Shares issuable pursuant to employee stock options or restricted stock units, in each case, outstanding on the date of this Agreement and in accordance with their present terms) or (ii) sell, dispose of, transfer, abandon, lease, license or otherwise encumber (other than Permitted Liens), or authorize any such sale, disposition, transfer, abandonment, lease, license or encumbrance of, any properties, rights or assets of the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole;

(c)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends or other distributions to the Company or any other direct or indirect wholly owned Subsidiary of the Company by any direct or indirect wholly owned Subsidiary of the Company;

(d)  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock of the Company or any of its Subsidiaries (or any rights, warrants or options to acquire any such capital stock);

(e)  (i) acquire (including by purchase, merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership or other business organization (or any division or business thereof); (ii) except among the Company and any of its wholly owned Subsidiaries and except for borrowings under existing credit facilities in the ordinary course of business, incur any indebtedness for borrowed money or issue any debt securities or calls, options, warrants or other rights to acquire debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person; (iii) except among the Company and any of its wholly owned Subsidiaries and as required in accordance with its terms, redeem, purchase, prepay, defease or cancel any indebtedness for borrowed money; (iv) except with respect to the Company or any of its wholly owned Subsidiaries, make any loans, advances, investments or capital contributions in any material amount in or to any person; (v) enter into, terminate, amend or fail to renew any contract material to the Company and its Subsidiaries, taken as a whole, or waive, release or assign any material rights or claims thereunder; or (vi) authorize, or make any commitment with respect to, capital expenditures that, individually or taken together, exceed by 10% the aggregate amount of the annual capital expenditures budget of the Company and its Subsidiaries, taken as a whole (a copy of which has been previously provided to Parent);

(f)  (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers or employees, except with respect to officers or employees below the level of facility executive officer or with respect to other officers or employees whose annual compensation after such increase does not exceed $100,000, in each case in the ordinary course of business consistent with past practice; (ii) grant any retention, severance, change in control, or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, any current or former director, officer or other employee of the Company or of any Subsidiary of the Company; (iii) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan or collective bargaining agreement if it were in existence as of the date of this Agreement, for the benefit of any director, officer or employee except as required by Law; (iv) loan or advance any money or other property to any current or former director, officer or employee of the Company or any of its Subsidiaries; or (v) take any action to accelerate the time of vesting or payment of (or fund or otherwise secure) any compensation or benefits under any Plan, except, in the case of the matters described in clauses (ii) and (iii), the entering into, or making available to, newly hired employees and promoted employees, in each case, who are not directors or executive officers (and who will not be directors or executive officers after such promotion), plans, agreements, benefits and compensation arrangements (including grants under the Company Stock Plan) in the ordinary course of business consistent with past practice;

(g)  other than in the ordinary course of business or except as required by applicable Law, make, change or rescind any material Tax election, file any amended material Tax Return, enter into any closing agreement relating to Taxes, waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) or settle or compromise any material income Tax liability or other Tax liability in excess of $1.0 million in the aggregate;

(h)  fail to maintain in full force and effect the existing insurance policies (or alternative policies with comparable terms and conditions) covering the Company and its Subsidiaries and its and their respective properties, assets and businesses;

(i)   pay, discharge or settle (x) any Action other than payments, discharges and settlements involving not more than $1.0 million in the aggregate (net of insurance proceeds, including any such proceeds from PSI Surety, Inc.) and that do not require any actions or impose any material restrictions on the business or operations of the Company and its Subsidiaries, taken as a whole, or (y) any Action involving any holder or group of holders of Shares;

(j)  except as required by GAAP or Law, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company;

(k)  (i) effect or permit a “plant closing” or “mass layoff” as those terms are defined in the Workers Adjustment and Retraining Notification Act without complying with the notice requirements and all other provisions of such act or (ii) except as required by Law, enter into or modify or amend in any material respect or terminate any collective bargaining agreement with any labor union other than pursuant to customary negotiations in the ordinary course of business; or

(l)  announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02  Conduct of Business by Parent and Merger Sub Pending the Merger.  Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, take any action or fail to take any action that is intended to, or that would reasonably be likely to, materially delay or prevent the consummation of the Transactions.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01  Proxy Statement; Company Stockholders’ Meeting.  (a)  As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary Proxy Statement.  Each of the Company and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement.  Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement, and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the date on which the Proxy Statement is cleared by the SEC.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement.  If, at any time prior to the Company Stockholders’ Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(b)  The Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”), for the purpose of obtaining the Stockholder Approval, and, if there is present at such Company Stockholders’ Meeting, in person or by proxy, sufficient favorable voting power to secure the vote of the stockholders of the Company necessary to satisfy the condition set forth in Section 7.01(a), shall not postpone or adjourn such meeting except to the extent required by Law.  Subject to Section 6.03(b), the Company Board shall (i) recommend to holders of the Shares that they adopt this Agreement, (ii) include such recommendation in the Proxy Statement and (iii) use its reasonable best efforts to solicit and obtain the Stockholder Approval.  For clarity, the Company acknowledges that its obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal.

SECTION 6.02  Access to Information; Confidentiality.  (a)  Except as otherwise prohibited by applicable Law or the terms of any contract entered into prior to the date hereof or as would be reasonably expected to violate any attorney-client privilege, from the date of this Agreement until the Effective Time, the Company shall (and shall cause its Subsidiaries to), at Parent’s expense:  (i) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, financing sources, agents and other representatives (collectively, with respect to any person, its “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof, and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request.

(b)  All information obtained by Parent, Merger Sub or its or their Representatives pursuant to this Section 6.02 shall be kept confidential in accordance with the confidentiality agreement, dated April 18, 2010 (the “Confidentiality Agreement”), between Parent and the Company.

(c)  No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.03  Solicitation.  (a)  Except as permitted by this Section 6.03, from the date of this Agreement until the Effective Time or, if earlier, the termination of the Agreement in accordance with Article VIII, the Company agrees that neither it nor any of its Subsidiaries shall, nor shall it authorize or permit its Subsidiaries and Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiries or the implementation or submission of any Acquisition Proposal, or (ii) participate in discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any Acquisition Proposal except to notify such person of the existence of this Section 6.03(a) (including, in each case, with respect to any person that has previously been invited into a process to make, or participate in any discussions regarding, an Acquisition Proposal); provided, however, that, prior to the adoption of this Agreement by the Company’s stockholders at the Company Stockholders’ Meeting, nothing contained in this Agreement shall prevent the Company or the Company Board (acting through the Special Committee or otherwise) from furnishing information to, or engaging in negotiations or discussions with, any person that shall have submitted after the date hereof a written Acquisition Proposal that is not a result of a breach of this Section 6.03(a), if prior to taking such action (A) the Company Board (acting through the Special Committee or otherwise) determines in good faith (after consultation with its advisors) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, and the Company Board (acting through the Special Committee or otherwise) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, and (B) the Company receives from such person an executed confidentiality agreement with terms no less favorable with regard to confidentiality than the Confidentiality Agreement.  The Company shall provide to Parent, in accordance with the terms of the Confidentiality Agreement and on a prompt basis, any material non-public information concerning the Company or its Subsidiaries provided to such person which was not previously provided to Parent.  The Company shall as promptly as practicable (and in any event within two business days) notify Parent, in the event that the Company or any of its Subsidiaries or Representatives receives any Acquisition Proposal, of the material terms and conditions of any such Acquisition Proposal and the identity of the person making such Acquisition Proposal, and the Company shall keep Parent reasonably informed of any material developments with respect to any such Acquisition Proposal (including any material changes thereto).  Except as set forth in this Section 6.03, neither the Company nor any Subsidiary of the Company shall enter into any Acquisition Agreement.

(b)  Except as set forth in this Section 6.03, the Company Board (or any committee thereof) shall not, and shall not publicly propose to:  (i) withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; (ii) approve or recommend any Acquisition Proposal; or (iii) approve or recommend, or cause or permit the Company or any of its Subsidiaries to enter into, any letter of intent, merger agreement, acquisition agreement or similar agreement with respect to any Acquisition Proposal,  other than a confidentiality agreement in accordance with Section 6.03(a) (any such letter or agreement, an “Acquisition Agreement” and the actions described above in each of clauses (i), (ii) and (iii), collectively, the “Specified Board Actions”).  Notwithstanding the foregoing, prior to the adoption of this Agreement by the Company’s stockholders at the Company Stockholders’ Meeting, (x) in response to the receipt of a written Acquisition Proposal that is not a result of a breach of Section 6.03(a), if the Company Board (acting through the Special Committee or otherwise) (A) determines in good faith (after consultation with its advisors) that such Acquisition Proposal is a Superior Proposal and (B) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, then the Company Board (acting through the Special Committee or otherwise) may approve and recommend such Superior Proposal (or any Acquisition Agreement with respect to such Superior Proposal) and, in connection with the approval or recommendation of such Superior Proposal, withdraw or modify the Company Board Recommendation and/or cause the Company to terminate this Agreement (in each case subject to compliance with Section 8.03) or (y) other than in connection with an Acquisition Proposal, if the Company Board (acting through the Special Committee or otherwise) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, then the Company Board (acting through the Special Committee or otherwise) may withdraw or modify the Company Board Recommendation (any action by or on behalf of the Company Board permitted by the foregoing clause (x) or (y), a “Specified Acquisition Action”); provided, however, that no Specified Acquisition Action may be taken until after the fifth business day (or such subsequent business days as provided for by clause (2) of this sentence) (the period inclusive of all such days, the “Notice Period”) following Parent’s receipt of written notice from the Company advising Parent that the Company Board intends to take such Specified Acquisition Action (a “Notice of Adverse Action”) and specifying the reasons therefor, including, if the basis of the proposed action by the Company Board is a Superior Proposal, the material terms and conditions of any such Superior Proposal (it being understood and agreed that (1) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) and (2) any amendment to the terms of such Superior Proposal shall require a new Notice of Adverse Action and a two-business day extension of the Notice Period then applicable).  In determining whether to take a Specified Acquisition Action, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent to the Company in response to a Notice of Adverse Action or otherwise.

(c)  Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders if the Company Board (or any committee thereof) determines in good faith (after consultation with its outside legal counsel) that it is required to do so under applicable Law; provided, however, that neither the Company nor the Company Board (nor any committee thereof) shall (i) recommend that the stockholders of the Company tender their Shares in connection with any such tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) or (ii) withdraw or modify the Company Board Recommendation, unless in the case of each of clause (c)(i) and (c)(ii) hereof, the requirements of Section 6.03(b) shall have been satisfied.

(d)  Except as set forth in Section 8.03(d) with respect to an Acquisition Proposal, for purposes of this Agreement:

(i)  “Acquisition Proposal” means any bona fide proposal or offer (including any proposal from or to the Company’s stockholders) from any person other than Parent or Merger Sub relating to (A) any direct or indirect acquisition of (1) more than 15% of the assets of the Company and its consolidated Subsidiaries, taken as a whole, or (2) more than 15% of any class of equity securities of the Company; (B) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result in any person beneficially owning, directly or indirectly, 15% or more of any class of equity securities of the Company; or (C) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

(ii)  “Superior Proposal” means any bona fide written Acquisition Proposal that (A) relates to more than 50% of the outstanding Shares or more than 50% of the assets of the Company and its Subsidiaries, taken as a whole, (B) is on terms that the Company Board determines in good faith (after receiving the advice of its financial advisor and outside counsel and after taking into account all financial, legal, regulatory and other aspects of such proposal and of this Agreement (including the relative risks of non-consummation and any changes to the terms of this Agreement proposed by Parent to the Company, prior to the expiration of the Notice Period, in response to such proposal or otherwise)) are more favorable to the Company’s stockholders than this Agreement and (C) the Company Board determines is reasonably capable of being consummated.

(e)  The Company shall (i) promptly request each person that has executed a confidentiality agreement with the Company prior to the date of this Agreement in connection with a process relating to an Acquisition Proposal to return or destroy all confidential information heretofore furnished to such person or its Representatives by or on behalf of the Company or any of its Subsidiaries, (ii) not amend or waive, and shall enforce, the provisions of each such confidentiality agreement, except that, without limiting any other provision of this Agreement, this clause (ii) shall not apply to any standstill provision contained therein to the extent compliance herewith would be inconsistent with the fiduciary duties of the Company Board under applicable Law and (iii) prohibit any access to any third party to any such physical or electronic data room, except as permitted herein.

SECTION 6.04  Directors’ and Officers’ Indemnification and Insurance.  (a)  The Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”).  In addition, the Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Articles VII and VIII of the Amended and Restated Certificate of Incorporation of the Company, as amended, and Article VII of the By-Laws of the Company, respectively, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries.

(b)  For a period of six years after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring on or before the Effective Time.  In the event of any such claim, action, suit, proceeding or investigation, (i) Parent or the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received, (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (iii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without the Surviving Corporation’s written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.  The rights of each Indemnified Person under this Section 6.04(b) shall be in addition to any rights such person may have under the Certificate of Incorporation or the By-Laws or similar organizational documents of the Company and the Surviving Corporation or any of their Subsidiaries, or under any Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.

(c)  The Surviving Corporation shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; or (ii) maintain in effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.04(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance; provided, however, that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(d)  In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.04.

(e)  Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.04.

SECTION 6.05  Employee Benefits Matters.  (a)  Parent hereby agrees that, for a period of eighteen months immediately following the Effective Time, it shall, or it shall cause the Surviving Corporation and its Subsidiaries to, provide each employee of the Company and of each of the Company’s Subsidiaries as of the Effective Time (each, an “Employee”) with a base salary, employee benefits, incentive compensation and other variable compensation (other than, in each case, equity-based compensation) that, taken as a whole, is no less favorable to the base salary, employee benefits, incentive compensation and other variable compensation (other than, in each case, equity-based compensation), taken as a whole, provided to each such Employee immediately prior to the Effective Time.  From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any of its Subsidiaries, including all severance agreements listed on Section 3.11(a) of the Company Disclosure Schedule and excluding any of the foregoing to the extent related to equity-based compensation.  Parent hereby agrees that, for a period of eighteen months immediately following the Effective Time, it shall, or it shall cause the Surviving Corporation and its Subsidiaries to, provide each Employee with equity-based compensation that is no less favorable than the equity-based compensation then provided to other similarly situated employees of Parent and its Subsidiaries.

(b)  Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of its Subsidiaries under comparable Plans immediately prior to the Effective Time; provided, however, credit need not be recognized to the extent that such recognition would result in any duplication of benefits.  Such plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any Subsidiary of the Company and all affiliates where service with the affiliate was credited under a comparable Plan of the Company prior to the Effective Time; provided, however, service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)  With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or its Subsidiaries (other than the Surviving Corporation and its Subsidiaries) after the Effective Time (collectively, “Purchaser Welfare Benefit Plans”) and in which an Employee may be eligible to participate on or after the Effective Time, Parent shall (i) waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each participating Employee under any Purchaser Welfare Benefit Plan (other than any dependent life insurance plan) to the same extent waived under a comparable Plan, and (ii) provide credit to each Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under the Plans during the relevant plan year up to and including the Effective Time.

(d)  As of the Closing, Parent shall, or shall cause its affiliates (including the Surviving Corporation) to, satisfy all obligations of the Company and all of its Subsidiaries in respect of any accrued but unpaid vacation, holiday, sick leave, paid time off or similar liability as of the Closing.

(e)  Nothing contained herein shall be construed as requiring Parent to continue the employment of any specific person.  Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent or the Company or any of their respective Subsidiaries in accordance with their terms.  Nothing in this Section 6.05 shall confer any rights or remedies of any kind upon any Employee or any other person other than the parties hereto and their respective successors and assigns.

(f)  Prior to the Closing, the Company shall take all steps necessary to ensure that no holder of any options, warrants, rights or other instruments prior to the Closing shall have any right to acquire following the Closing any capital stock of the Company or any of its Subsidiaries or any other equity interest therein (including “phantom” stock or stock appreciation rights).

SECTION 6.06  Financing.  (a)  The Company agrees to provide, and shall cause its Subsidiaries and its and their Representatives to provide, all reasonable cooperation in connection with the arrangement of any financing necessary to consummate the Transactions (the “Financing”) as may be reasonably requested by Parent and that is necessary or customary in connection with Parent’s efforts to obtain the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation in meetings, road shows, drafting sessions, rating agency presentations and due diligence sessions, (ii) furnishing Parent and its Representatives with real estate and other pertinent information regarding the Company and its Subsidiaries as is necessary or customary in connection with the Financing and any security required therefor, including (A) the financial statements and financial data described in Schedule 6.06(a) and (B) the historical financial statements, information reasonably necessary for the preparation of pro forma financial statements, business and other financial data of the Company and of the type required by Regulation S-X (other than Rule 3-10 thereof) and Regulation S-K under the Securities Act and, in all cases, of the type and form customarily included in offering documents for securities offerings by the Company under Rule 144A under the Securities Act (all information required to be delivered pursuant to this clause (ii) being referred to as the ”Required Information”), (iii) executing and delivering any pledge and security documents, currency or interest rate hedging arrangements or other definitive financing documents or other certificates (including a certificate of the chief accounting officer of the Company with respect to solvency matters relating to the Company) and documents as may be reasonably requested by Parent, (iv) using reasonable best efforts to obtain accountants’ comfort letters, accountants’ consent letters, legal opinions, appraisals, lien searches, surveys and title insurance as reasonably requested by Parent and (v) assisting Parent and its financing sources in the preparation of (A) customary offering documents, bank information memoranda (including the execution of customary representation letters reasonably satisfactory to the Company in connection with such bank information memoranda) and similar documents for any of the Financing; provided that any such offering document, bank information memoranda or similar documents contains disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as primary obligors or guarantors; and (B) materials for rating agency presentations; provided that none of the Company or any of its Subsidiaries shall be required to pay any commitment or any other fee or incur any other liability in connection with the Financing prior to the Effective Time; provided, further, that the effectiveness of any documentation executed by the Company or any of its Subsidiaries shall be subject to the consummation of the Closing.  Parent shall, promptly upon termination of this Agreement, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation or any actions contemplated by this Section 6.06(a).  The Company agrees to provide, and shall cause its Subsidiaries and its and their Representatives to provide, all information and documents requested under this Section 6.06(a) promptly and, in any event, at least 20 days prior to the date of the Closing.

(b)  All information regarding the Company obtained by Parent or Merger Sub or its or their Representatives pursuant to Section 6.06(a) shall be kept confidential as and to the extent required by the Confidentiality Agreement; provided that the Company and Parent shall agree to amend or waive the Confidentiality Agreement to the extent such information is required under the federal securities Laws to be included in an offering document in connection with the Financing.  Parent acknowledges and agrees that the Company shall not incur any liability to any person prior to the Effective Time in connection with any Financing.  Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith.

(c)  The Company shall commence as soon as reasonably practicable after the receipt of a written request from Parent to do so, offers to purchase and related consent solicitations with respect to any or all of the outstanding debt securities of the Company specified by Parent and permitted by applicable Law (collectively, the “Notes”) on the terms and subject to conditions reasonably requested by Parent (collectively, the “Debt Offers”). Parent shall prepare all necessary documentation in connection with the Debt Offer, subject to review by the Company. Notwithstanding the foregoing, the closing of the Debt Offers shall be conditioned on the consummation of the Merger.  Parent shall, promptly upon termination of this Agreement, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company and its Subsidiaries in connection with the actions contemplated by this Section 6.06(c).  Parent acknowledges and agrees that the Company and its Subsidiaries shall not incur any liability to any person prior to the Effective Time with respect to any Debt Offer or any actions contemplated by this Section 6.06(c), and Parent agrees to indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Offers, the arrangement of the Debt Offers, information utilized in connection therewith and any actions contemplated by this Section 6.06(c).

SECTION 6.07  Further Action.  (a)  Each party shall use reasonable best efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, (ii) cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders, approvals, licenses, permits and waivers, (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith, (iv) obtain all necessary consents, approvals or waivers from third parties and (v) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  Each party hereto agrees to make as promptly as practicable after the date of this Agreement its respective filing, if necessary, pursuant to the HSR Act with respect to the Transactions and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.  Each party hereto agrees to make as promptly as practicable after the date of this Agreement its respective filings and notifications, if any, under any other applicable antitrust, competition, or trade regulation Law, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, or trade regulation Law.

(b)  Without limiting the generality of the undertaking of Parent pursuant to Section 6.07(a), Parent agrees to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to consummate the Transactions, and in any event prior to the Termination Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto; provided, however, that any such sale, divestiture, disposition or other arrangement shall be conditioned upon the consummation of the Transactions.  In addition, Parent shall defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether preliminary or permanent) that would prevent the Closing prior to the Termination Date.  Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall require, or be construed to require, Parent or any of its Subsidiaries to agree to or take any action that, individually or in the aggregate, would result in a Burdensome Condition.  For purposes of this Agreement, a “Burdensome Condition” shall mean making proposals, executing or carrying out agreements (including consent decrees) or submitting to Laws (i) providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, the Company or any of their respective Subsidiaries or the holding separate of the capital stock of the Company or any such Subsidiary or (ii) imposing or seeking to impose any limitation on the ability of Parent, the Company or any of their respective Subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or to own such assets or to acquire, hold or exercise full rights of ownership of the business of the Company or its Subsidiaries or of Parent or its Subsidiaries, that, in the case of clause (i) and (ii), would, individually or in the aggregate, reasonably be expected to result in a Behavioral Health Business Material Adverse Effect.

(c)  Each party shall promptly notify the other party hereto of any material communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement.  Each party shall be entitled to review in advance any proposed substantive communication by any other party to any Governmental Authority in connection with the Transactions, and each party shall make any revisions thereto reasonably requested by the other party.  None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting.  The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing.  The parties to this Agreement will provide each other with copies of all material correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable attorney-client or other privilege concerns.  In furtherance of the foregoing, all information exchanged between or among the parties under this Section 6.07 shall be subject to appropriate confidentiality arrangements.  Notwithstanding anything to the contrary, the parties agree that, except as otherwise provided by Law, any and all proceedings, hearings and other dealings with Governmental Authorities relating to antitrust matters shall be led by Parent and its Representatives; provided, that Parent may make all final strategic decisions after consulting in good faith with the Company.

(d)  Neither Parent nor Merger Sub shall enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it materially more difficult, or to materially increase the time required, to:  (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the Transactions, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Transactions, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the Transactions, including any authorizations, consents, orders or approvals required by any Health Care Law or Government Program.

(e)  With respect to any stockholder litigation against the Company and/or its directors relating to the Transactions, Company shall (i) promptly notify Parent of the initiation of any such litigation, (ii) promptly notify Parent of any material communication or development with respect to such litigation and (iii) consult in good faith with Parent with respect to any material decisions and the Company’s general strategy regarding such litigation.

SECTION 6.08  Obligations of Parent and Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.09  Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company.  Thereafter, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the requirements of the Nasdaq Stock Market, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any press release or making any such public statements, and except with respect to the matters described in Sections 6.03, 8.01 and 8.03.

SECTION 6.10  Transfer Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the Transactions.  Notwithstanding anything to the contrary herein, each of Parent and the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes of the Company or any of its Subsidiaries, as well as any transfer, recording, registration and other fees that may be imposed upon, payable by or incurred by the Company or any of its Subsidiaries in connection with this Agreement and the Transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01  Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)  Company Stockholder Approval.  The Company shall have obtained the Stockholder Approval.

(b)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or taken any other action after the date of this Agreement which is in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger.

(c)  U.S. Antitrust Approvals and Waiting Periods.  Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

SECTION 7.02  Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company set forth in subsections (a) and (b) of Section 3.03 (Capitalization), in Section 3.04 (Authority Relative to This Agreement) and in Section 3.18 (Board Approval; Vote Required) shall be true and correct in all respects (except for de minimis failures to be true and correct), and the representation and warranty of the Company set forth in subsection (a) of Section 3.09 (Absence of Certain Changes or Events) shall be true and correct in all respects, in each case as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date).  All other representations and warranties of the Company set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality” and “Company Material Adverse Effect” set forth therein) as of the Closing as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such other representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)  Agreements and Covenants.  The Company shall have performed or complied in all material respects with all material agreements and material covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

SECTION 7.03  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Merger Sub that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all respects, in each case as of the Closing, as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.

(b)  Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all material agreements and material covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01  Termination.  This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any prior adoption of this Agreement by the stockholders of the Company, as follows (the date of any such termination, the “Termination Date”):

(a)  by mutual written consent of Parent and the Company;

(b)  by either Parent or the Company if the Effective Time shall not have occurred on or before December 31, 2010 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)  by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or taken any other action after the date of this Agreement permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, and such Law or action shall have become final and nonappealable; provided, however, that the right to terminate under this Section 8.01(c) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the principal cause of such action;

(d)  by either Parent or the Company if this Agreement shall fail to receive the Stockholder Approval at the Company Stockholders’ Meeting or any adjournment or postponement thereof;

(e)  by Parent if (i) any Specified Board Action shall have been taken by or on behalf of the Company Board or (ii) the Company shall have materially breached its agreements and covenants set forth in Section 6.03;

(f)  by the Company at any time prior to the adoption of this Agreement by the Company’s stockholders in accordance with Section 6.03(b); provided, however, that any such purported termination pursuant to this Section 8.01(f) shall be void and of no force or effect unless the Company concurrently with such termination pays to Parent the Company Termination Fee in accordance with Section 8.03; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if the Company is then in material breach of its agreements and covenants set forth in Section 6.03;

(g)  by Parent, if the Company shall have breached any of its representations or warranties, or failed to perform any of its agreements or covenants set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is incapable of being cured prior to the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if either Parent or Merger Sub is then in material breach of any of its representations, warranties, agreements or covenants hereunder; or

(h)  by the Company, if Parent or Merger Sub shall have breached any of its representations or warranties, or failed to perform any of its agreements or covenants set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is incapable of being cured prior to the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(h) if the Company is then in material breach of any of its representations, warranties, agreements or covenants hereunder.

SECTION 8.02  Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (except that the provisions of Section 6.02(b), Section 6.06, this Section 8.02, Section 8.03 and Article IX shall survive any such termination); provided that nothing in Section 8.01 or this Section 8.02 shall be deemed to release any party from any liability for any breach by such party of any representation, warranty or covenant set forth in this Agreement, or impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

SECTION 8.03  Fees and Expenses.  (a)  All Expenses incurred in connection with this Agreement, the Transactions, the solicitation of stockholder approvals and all other matters related to the closing of the Merger shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement.  Notwithstanding the foregoing, one-half of all filing fees payable in connection with the filings made pursuant to the HSR Act with respect to the Transactions, and one-half of all Expenses incurred in connection with the printing, filing and mailing of the Proxy Statement, shall be paid by each of the Company and Parent.  “Expenses,” as used in this Agreement, shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.  All payments required to be made by a party pursuant to this Section 8.03 shall be made by such party and no third party shall directly or indirectly make all or any portion of such payments.  Each of the Company and Parent acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions.

(b)  If this Agreement shall be terminated:

(i)  by Parent or the Company pursuant to Section 8.01(b), then, if (A) at or prior to the Termination Date an Acquisition Proposal shall have been publicly announced and not publicly withdrawn or shall have otherwise become publicly known (any person that shall have made such a proposal at or prior to the Termination Date, together with its affiliates, a “Competing Bidder”) and (B) within twelve months of the Termination Date the Company enters into, or submits to the stockholders of the Company for adoption, an agreement with respect to, or consummates, any Acquisition Proposal, then the Company shall pay Parent the amount of $71.5 million (the “Company Termination Fee”);

(ii)  by Parent or the Company pursuant to Section 8.01(d), then (A) the Company shall pay Parent all of its Expenses incurred in connection with the Transactions on or prior to the Termination Date (the “Expense Reimbursement”) and (B) if (1) at or prior to the date of the Company Stockholders’ Meeting, an Acquisition Proposal shall have been publicly announced and not publicly withdrawn or shall have otherwise become publicly known and (2) within twelve months of the Termination Date the Company enters into, or submits to the stockholders of the Company for adoption, an agreement with respect to, or consummates, any Acquisition Proposal, then the Company shall pay Parent the Company Termination Fee minus any Expense Reimbursement previously paid to Parent;

(iii)  by Parent pursuant to Section 8.01(e), then, the Company shall pay Parent the Company Termination Fee;

(iv)  by the Company pursuant to Section 8.01(f), then the Company shall pay to Parent the Company Termination Fee; or

(v)  by Parent pursuant to Section 8.01(g), then, if (A) at or prior to the date of the Company Stockholders’ Meeting, an Acquisition Proposal shall have been publicly announced and not publicly withdrawn or shall have otherwise become publicly known and (B) within twelve months of the Termination Date the Company enters into, or submits to the stockholders of the Company for adoption, an agreement with respect to, or consummates, any Acquisition Proposal, then the Company shall pay Parent the Company Termination Fee.

(c)  The Company Termination Fee and/or Expense Reimbursement payable by the Company under this Section 8.03 shall be paid to Parent or its designee by the Company in immediately available funds as follows:

(i)  in the case of Section 8.03(b)(iv), the applicable payment shall be made concurrently with and as a condition to the effectiveness of a termination of this Agreement by the Company pursuant to Section 8.01(f);

(ii)  in the case of Section 8.03(b)(ii)(A) or Section 8.03(b)(iii), the applicable payment shall be made on or prior to the date of the event giving rise to the obligation to make such payment; and

(iii)  in the case of Section 8.03(b)(i), Section 8.03(b)(ii)(B) or Section 8.03(b)(v), (x) if the event giving rise to the obligation to make such payment is the Company entering into, or submitting to the stockholders of the Company for adoption, an agreement with respect to, or consummating, any Acquisition Proposal with a Competing Bidder, the applicable payment shall be made on or prior to the date of such event or (y) if the event giving rise to the obligation to make such payment is the Company entering into, or submitting to the stockholders of the Company for adoption, an agreement with respect to, or consummating, any Acquisition Proposal with any person other than a Competing Bidder, the applicable payment shall be made on or prior to the consummation of any Acquisition Proposal.

Notwithstanding anything to the contrary in this Agreement, the payment to Parent or its designees of the Company Termination Fee and/or the Expense Reimbursement shall be the sole and exclusive remedy of Parent for any loss suffered by Parent or Merger Sub as a result of the failure of the Merger and the other Transactions to be consummated and upon such payment in accordance with this Section 8.03, the Company shall not have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except in the case of fraud or a breach by the Company of this Agreement).

(d)  The Company acknowledges and agrees that the agreements contained in subsections (b) and (c) of this Section 8.03 are an integral part of the Transactions, and that, without these agreements, Parent would not have entered into this Agreement; accordingly, if the Company fails to pay any amounts due and payable pursuant to subsections (b) and (c) of this Section 8.03, and, in order to obtain such payment, Parent commence a suit that results in a judgment against the Company for the Company Termination Fee or the Expense Reimbursement, the Company shall pay to Parent their costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee or Expense Reimbursement, as the case may be, from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made.

(e)  For purposes of this Section 8.03, Acquisition Proposal shall have the meaning assigned to such term in Section 6.03(d), except that references to 15% in clauses (1) and (2) of the definition thereof shall be deemed to be references to 50% and clause (3) of the definition thereof shall be deemed amended and replaced in its entirety by the following language:  “(3) any merger, consolidation, business combination, recapitalization or other similar transaction involving the Company pursuant to which stockholders of the Company immediately prior to the consummation of such transaction would cease to own directly or indirectly at least 50% of the voting power of the outstanding securities of the Company (or of another person that directly or indirectly would own all or substantially all the assets of the Company) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction.”

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01  Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided, however, that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by a nationally recognized next day courier service, registered or certified mail (postage prepaid, return receipt requested) or by facsimile transmission.  All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Universal Health Services, Inc. 367 South Gulph Road PO Box 61558 King of Prussia, Pennsylvania 19406-0958 Facsimile No: (610) 382-4390 Attention: Debra Osteen

with a copy to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Facsimile No: (212) 474-3700 Attention: James C. Woolery, Esq. Minh Van Ngo, Esq.

if to the Company:

Psychiatric Solutions, Inc. 6640 Carothers Parkway, Suite 500 Franklin, Tennessee 37067 Facsimile No: (615) 312-5720 Attention: Chris Howard, Esq.

with a copy to:

Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Facsimile No: (212) 848-7179 Attention: Peter D. Lyons, Esq. Eliza W. Swann, Esq.

and

Waller Lansden Dortch & Davis LLP 511 Union Street Suite 2700 Nashville, TN 37219 Facsimile No: (615) 244-6804 Attention: James H. Nixon III, Esq. Keith E. Thompson, Esq.

SECTION 9.03  Certain Definitions.  (a)  For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Behavioral Health Business Material Adverse Effect” means any event, circumstance, state of facts, change or effect that is materially adverse to the business, financial condition or results of operations of the aggregate of (x) the behavioral health care services business of Parent and its Subsidiaries and (y) the Company and its Subsidiaries.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Health Care Business” means any health care business operated by the Company or any of its Subsidiaries.

“Company Health Care Facility” means any health care facility that is leased or owned, and operated, by the Company or any of its Subsidiaries.

“Contract” means any contract, agreement, lease, license, sales order, purchase order, instrument or other commitment that is binding on any person or any part of its property under applicable Law.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated July 1, 2005 (as amended through the date hereof) among the Company, the other borrowers party thereto, the guarantors party thereto and the lenders and agents party thereto.

“Health Care Laws” means all relevant state and federal civil or criminal health care Laws applicable to any Company Health Care Business, including Medicaid, Medicare, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Civil Money Penalties Law (42 U.S.C. § 1320a-7a; 42 U.S.C. § 1320c-8(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the exclusion Laws (42 U.S.C. § 1320a-7), any Law with respect to licensing a Company Health Care Business, or the regulations promulgated pursuant to such Laws, and comparable state Laws, and all statutes and regulations related to the education of, housing of, or care for youth.

“knowledge of the Company” or “Company’s knowledge” means the actual knowledge (after reasonable inquiry) of (i) Joey Jacobs, President and Chief Executive Officer, (ii) Ronald Fincher, Chief Operating Officer, (iii) Christopher Howard, Executive Vice President, General Counsel and Secretary, (iv) Jack Polson, Executive Vice President and Chief Accounting Officer, (v) Brent Turner, Executive Vice President, Finance & Admin, (vi) Kathy Bolmer, Executive Vice President, Quality & Compliance, and (vii) Steven Davidson, Chief Development Officer.

“Lien” means with respect to any asset, any mortgage, pledge, lien, charge, security interest or encumbrance of any kind in respect of such asset.

“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act (42 U.S.C. Sections 1396 et seq., as amended) and any statute succeeding thereto.

“Medicare” means the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (42 U.S.C. Sections 1395 et seq., as amended) and any statute succeeding thereto.

“Permitted Lien” means (a) statutory Liens for current Taxes, special assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any Owned Real Property which are not violated in any material respect by the current use and operation of the Owned Real Property, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy or use of the Owned Real Property in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities Laws, (g) any Liens caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises, (h) restrictions not materially affecting the present use of such assets or properties, (i) Liens securing the Credit Agreement, and (j) Liens permitted pursuant to Section 8.01 of the Credit Agreement.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Special Committee” means the committee of the Company Board (the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management) formed for the purpose of, among other things, evaluating and making a recommendation to the full Company Board with respect to this Agreement.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an entity controlled by such person, directly or indirectly (including through one or more intermediaries), and, without limiting the foregoing, includes any entity in respect of which such person, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.

(b)  The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Acquisition Proposal	§ 6.03(d)(i)
Action	§ 3.10
Acquisition Agreement	§ 6.03(b)
Agreement	Preamble
Book-Entry Shares	§ 2.02(b)(ii)
Burdensome Condition	§ 6.07(b)
Certificate of Merger	§ 1.03
Certificates	§ 2.02(b)(ii)
Closing	§ 1.02
Commitment Letter	§ 4.08
Company	Preamble
Company Board	Recitals
Company Board Recommendation	§ 3.18(a)(iii)
Company Controlled Entity	§ 3.11(a)
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Material Adverse Effect	§ 3.01(a)
Company Permits	§ 3.06
Company Preferred Stock	§ 3.03(a)(ii)
Company Stock Option	§ 2.04(a)(ii)
Company Stock Plans	§ 2.04(a)(i)
Company Stockholders’ Meeting	§ 6.01(b)
Company Termination Fee	§ 8.03(b)(i)
Competing Bidder	§ 8.03(b)(i)
Confidentiality Agreement	§ 6.02(b)
Debt Offers	§ 6.06(c)
DGCL	Recitals
Dissenting Shares	§ 2.05(a)

Defined Term	Location of Definition

Effective Time	§ 1.03
Employee	§ 6.05(a)
End Date	§ 8.01(b)
Environmental Laws	§ 3.17(a)
ERISA	§ 3.11(a)
Exchange Act	§ 3.05(b)(i)
Exchange Fund	§ 2.02(a)(ii)
Expenses	§ 8.03(a)
Expense Reimbursement	§ 8.03(b)(ii)
Financing	§ 6.06(a)
GAAP	§ 3.07(b)
Governmental Authority	§ 3.05(b)
Government Program	§ 3.05(b)(vii)
HSR Act	§ 3.05(b)(v)
Indemnified Parties	§ 6.04(a)
IRS	§ 3.11(c)
Law	§ 3.05(a)(ii)
Material Contracts	§ 3.15
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Notes	§ 6.06(c)
Notice of Adverse Action	§ 6.03(b)
Notice Period	§ 6.03(b)
Owned Real Property	§ 3.13
Parent	Preamble
Paying Agent	§ 2.02(a)(i)
Plans	§ 3.11(a)
Proxy Statement	§ 3.05(b)(ii)
Purchaser Welfare Benefit Plans	§ 6.05(c)
Real Property Leases	§ 3.13
Regulatory Condition	§ 3.01(a)
Representatives	§ 6.02(a)(i)
Required Information	§ 6.06(a)(ii)
SEC	§ 3.05(b)(ii)
SEC Reports	§ 3.07(a)
Section 262	§ 2.05(a)
Securities Act	§ 3.07(a)(i)
Shares	§ 2.01(a)
Specified Board Action	§ 6.03(b)
Specified Acquisition Action	§ 6.03(b)
Stockholder Approval	§ 3.18(b)
Superior Proposal	§ 6.03(d)(ii)
Surviving Corporation	§ 1.01
Tax or Taxes	§ 3.14(i)(i)

Defined Term	Location of Definition

Tax Returns	§ 3.14(i)(ii)
Termination Date	§ 8.01
Transactions	§ 3.01(a)
Voting Company Debt	§ 3.03(b)

(c)  When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement.  The term “or” is not exclusive.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  References to a person are also to its permitted successors and assigns.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

SECTION 9.04  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05  Disclaimer of Other Representations and Warranties.  Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to such party or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.

SECTION 9.06  Entire Agreement; Assignment.  This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 9.07  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.04 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons) and except for the right of (i) the Company, on behalf of the holders of equity interests in the Company, to pursue damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include claims for damages based on the consideration that would have otherwise been payable to the stockholders of the Company and other relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of holders of equity interests in the Company, in the event of a failure by Parent or Merger Sub to consummate the Merger as required by this Agreement, which right is hereby acknowledged and agreed by Parent and Merger Sub and (ii) Parent to pursue damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include claims for damages based on the synergies and other benefits that would have otherwise accrued to Parent and other relevant matters), which shall be deemed in such event to be damages of holders of equity interests in Parent, in the event of a failure by the Company to consummate the Merger as required by this Agreement, which right is hereby acknowledged and agreed by the Company.  For purposes of this Agreement, any action of the Special Committee shall be binding upon and shall constitute an act of the Company.

SECTION 9.08  Remedies; Specific Performance; Expenses.  The parties hereto acknowledge and agree that the parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law.  Accordingly, in addition to any other right or remedy to which each party may be entitled, at law or in equity (including monetary damages), such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking.  Notwithstanding anything to the contrary in this Agreement, all Expenses of the Company, Parent and Merger Sub incurred in connection with any Action brought by the Company, Parent or Merger Sub relating to the terms and provisions of this Agreement provided for in the foregoing sentence shall be paid by the Company in the event that Parent is successful on the merits in such Action and shall be paid by Parent in the event that the Company is successful on the merits in such Action.

SECTION 9.09  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery (or any proper appellate court thereof).  The parties hereto hereby (a) submit to the exclusive jurisdiction of the Delaware Court of Chancery for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the courts described above, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by the courts described above.

SECTION 9.10  Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions.  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.

SECTION 9.11  Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement and the Transactions by the stockholders of the Company, no amendment shall be made except as allowed under applicable Law.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.12  Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION 9.13  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.14  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PSYCHIATRIC SOLUTIONS, INC.

By:	/s/ Joey A. Jacobs
Name: Joey A. Jacobs
Title: Chairman, President and Chief Executive Officer

UNIVERSAL HEALTH SERVICES, INC.

By:	/s/ Steve Filton
Name: Steve Filton
Title: Senior Vice President and Chief
Financial Officer

OLYMPUS ACQUISITION CORP.

By:	/s/ Steve Filton
Name: Steve Filton
Title: Treasurer